March 12, 2012

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	SEC Letter dated February 28, 2012
Applied Industrial Technologies Form 10-K for Fiscal Year Ended June 30, 2011
Filed August 17, 2011
Response filed February 22, 2012
File No. 1-2299

Dear Mr. O'Brien:

We are writing in response to your letter providing an additional comment on the disclosures contained in the captioned SEC report. We appreciate your input and trust you will find this letter responsive to your inquiries. For ease of reference, the Staff's comment is reproduced below in italics, followed by our response.

Exhibit 13
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

1. We note your responses to comments 2 and 3 in our letter dated February 8, 2012, in which you agreed to improve upon your quantitative and qualitative analyses of the line items comprising income from continuing operations. As part of the draft disclosure provided in comment 2, you include the phrase, “[b]esides overall improvements in the point-of-sale gross profit margins.” In future filings, please expand upon this phrase to provide investors with an understanding of what the improvements in the point-of-sale gross profit margins were and how these improvements impacted your gross profit margins and are expected to impact your gross profit margins going forward. With regard to the draft disclosure provided for operating income as a percentage of sales at the segment level, please ensure you are quantifying the impact the factors disclosed had to the margins. Specifically, please quantify the impact controlling SD&A and improved gross profit margins had on operating income as a percentage of sales for both segments. Please also provide a discussion and analysis of the factors, positive and negative, contributing to both segments’ improved gross profit margins.

We have expanded our draft disclosures from our response dated 2/22/2012 as shown below in italics.

Comment 2 draft disclosure from 2/22/2012 letter (italics show proposed changes in current letter)
Our gross profit margin increased to 27.7% in fiscal 2011 from 27.2% in fiscal 2010. LIFO benefits had a negative 1.0% impact on gross profit margin in fiscal 2011 versus fiscal 2010. LIFO benefits recorded during the year totaled $5.3 million which provided an overall benefit in our gross profit percent of 0.2%. This compares to a LIFO benefit of $23.5 million in fiscal 2010 which added 1.2% to gross profit. We do not expect LIFO benefits in fiscal 2012. Our focused efforts on selling products at a higher gross profit margin led to an approximate 0.9% improvement ~~Besides overall improvements~~ in the ~~point-of-sale~~ gross profit margins. ~~, o~~ Management continues to focus efforts on improving the gross profit margin and expects the improvements accomplished in fiscal 2011 to continue into fiscal 2012. Other positive impacts on margins were an increase of approximately 0.4% from businesses acquired during the fiscal year, and an increase of approximately 0.2% due to lower scrap expense. Scrap expense in fiscal 2012 may not remain at the relatively low levels we experienced in fiscal 2011.

Comment 3 draft disclosure from 2/22/2012 letter (italics show proposed changes in current letter)
Operating income increased 37.0% to $150.8 million during fiscal 2011 from $110.1 million during 2010. As a percent of sales, operating income increased to 6.8% in fiscal 2011 from 5.8% in 2010. The $40.7 million increase in operating income during fiscal 2011 primarily reflects the items highlighted above; higher sales levels, improved gross profit margins and the impact of leverage on increased sales as we kept our SD&A to 20.9% of sales in 2011 versus 21.4% in fiscal 2010.

Operating income as a percentage of sales for the Service Center Based Distribution segment increased to 6.5% in fiscal 2011 from 5.0% in fiscal 2010, this increase is attributable to higher sales levels without a commensurate increase in SD&A (representing 0.9% of the improvement) and improved gross profit margins (representing 0.6% of the improvement).

The Fluid Power Businesses segment operating income increased to 9.5% in fiscal 2011 from 7.5% in fiscal 2010, attributable to higher sales levels without a commensurate increase in SD&A (representing 1.5% of the improvement) and improved gross profit margins (representing 0.5% of the improvement). Management continues to drive improvement in SD&A expenses in this segment as we look for opportunities to take advantage of economies of scale across these businesses.

We hope the foregoing response adequately addresses the comment raised in your letter of February 28, 2012. Please contact me directly at (216-426-4417) with any further questions or comments.

Sincerely,

/s/ Mark O. Eisele

Mark O. Eisele
Vice President - Chief Financial Officer & Treasurer

cc:	Fred Bauer, Applied Industrial Technologies	Mark Quarm, Deloitte & Touche
	Daniel Brezovec, Applied Industrial Technologies	David Zagore, Squire, Sanders & Dempsey